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                                                                     EXHIBIT 2.3

                [LETTERHEAD OF AVE, INCORPORATED APPEARS HERE]

July 9, 1999 (Revision #2)                                  CONFIDENTIAL
                                                            By Fax: 505 244 0089


Mr. Francisco Urrea
Mr. Richard Urrea
CyCo.net, Inc.
600 Central Avenue, SW
Third Floor
Albuquerque, NM 87102

Re:  Letter of Intent, Proposed Terms

Gentlemen:

George and I very much enjoyed our discussions in Sante Fe today. Our meeting seemed to be mutually beneficial and productive. We look forward to progressing this matter to closure. We departed Santa Fe feeling that you enthusiastically share our belief that AVE is a valuable public-market vehicle from which CyCo.net, Inc. can launch an expansion/marketing strategy and experience dynamic growth which is key to building shareholder value for everyone involved.

Therefore, it is our understanding that, CyCo.net, Inc., a New Mexico Corporation, intends to develop a network of web-based companies built around a central site called cyco.net (www.cyco.net) and desires to be acquired by a listed, non-reporting public company in a reverse merger transaction.

Accordingly,

AVE, Incorporated, a NASDAQ listed (OTC BB symbol: AVEN) public company desires to acquire in a tax-free exchange, 100% of the outstanding shares of CyCo.net, Inc.

The specific proposed terms, generally based on our discussion, are as follows:

1. AVE Inc. will acquire in a tax-free exchange, 100% of the outstanding shares of CyCo.net, Inc. for 16,443,000 shares (85%) of AVE, Inc. outstanding Common Stock. At the close of the transaction, the existing AVE shareholders will be in control of 2,900,000 shares (15%) of AVE Inc. Common Stock. The total outstanding shares will be 19,343,000. This represents a 1:2.47 reverse split at the time of the transaction for current AVE shareholders. Based on today's float of about 1.9 million shares, the reverse will reduce the float to about 769,000 shares. AVE has recently amended its articles of incorporation to increase its authorized shares from 15,000,000 to 30,000,000.

2. Of the 7,184,675 shares outstanding, approximately 6,159,707, 85.7%, are held/controlled by four individuals, Henri Hornby (2,659,707), Gene Klawetter


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(1,500,000), Jim Betnar (1,800,000) and George Sullivan (200,000). In addition,
Mr. Klawetter and Mr. Sullivan hold fully-vested stock options in the amount of 400,000 and 200,000, respectively. As a part of this transaction, these major shareholders will agree to a one-year lockup on 80% of their respective post split holdings.

3. Prior to closing CyCo.net, Inc. will provide AVE with detailed, five year financial proformas as well as current financial statements.

4. Upon signing of this letter of intent, CyCo.net will provide AVE with a commitment letter from CyCo's investment bankers indicating a best efforts commitment to immediately fund the company in the amount of $892,000 minimum. Targeted completion date for the funding is 7/27/99. AVE will be happy to assist in any manner to support this 504D effort.

5. The name of the public company will be changed immediately after closing to CyCo.net, Inc.

6. All current officers and directors of AVE, Inc. will resign and a new board of directors will be elected by the board of CyCo.net, Inc. R. Gene Klawetter, current Chairman/CEO of AVE, Inc. will be appointed to the CyCo Board of Directors for a one year period. Mr. Klawetter will receive expenses for meeting attendance and a nominal Director's fee of $500 per meeting (personal or telephonic).

Other "conditions precedent" are:

A. The merger is subject to the approval of the Board of Directors of AVE, Inc. and CyCo.net, Inc. following completion of appropriate due diligence by both parties. With respect to due diligence, CyCo.net, Inc. acknowledges that it has received AVE's 15c2-11, Corporation of Records filing, four year's of audits, current financials as of 3/31/99, draft Form 10, existing 504D offering memorandum, copies of all Form D filings, most current business plan. Upon signing of this LOI, AVE will forward copies of the Corporations minute book including organizational documents, etc., current shareholders list and DTC list.

B. Because of the 1999 NASD rule to amend Rule 6530, TIME IS OF THE ESSENCE with respect to the AVE public shell. AVE is required to be finished with its formal registration process NLT 9/1/99. Therefore, this closing must occur to accommodate the following critical event.

***A registration statement must be submitted to the SEC on or before 8/01/99***

Notes:   1. The registration statement cannot be completed without a core business strategy in place. This means the merger must be closed in time to provide for completion of the Form 10.

         2. AVE's deadline for completing the registration process including satisfying the SEC's comments phase in September 1, 1999. If this is not done, the risk of de-listing is real.

         3. If desired by CyCo.net, current AVE staff will assist in every way to contribute to the completion of the task associated with the filing deadline. We believe that the Form 10 can be completed very quickly since it is already drafted. It will need legal review.


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C. Pursuant to an existing agreement approved by the AVE Board, the stock options currently held by Mr. Klawetter (400,000) and Mr. Sullivan (200,000) will be acquired by AVE Inc., (CyCo.net, Inc.) upon closing of a merger transaction. The purchase price will be $.10 per option, payable within 48 hours after receiving proceeds from the 504 Reg D funding.

D. CyCo.net, Inc. agrees to implement a well conceived financial public relations campaign within 30 days after the merger closing in order to support the stock and enhance shareholder value.

Gentlemen, please regard this LOI as a departure for whatever discussion is appropriate. We are open to any discussion that leads to a mutually beneficial agreement at the earliest time.

Please accept our sincere gratitude for timely consideration of this Letter of Intent.

Regards,

/s/ R. GENE KLAWETTER

R. Gene Klawetter
Chairman, CEO

Agreed this 9th day of July, 1999:


 /s/ FRANCISCO URREA                      /s/ RICHARD URREA
-----------------------------------     -----------------------------------
Mr. Francisco Urrea                     Mr. Richard Urrea
CyCo.net, Inc.                          CyCo.net, Inc.

xc:  Jim Betnar
     Henri Hornby